FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

EUROSEAS LTD.

(Translation of registrant's name into English)

Euroseas Ltd.

Aethrion Center

40 Ag. Konstantinou Street

151 24 Maroussi, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|


INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the "Company") on July 5, 2007 announcing closing of public offering and underwriters’ exercise of option to purchase additional shares

EXHIBIT 1

The Company hereby incorporates this Form 6-K into the Company's Registration Statement on Form F-1, filed on October 20, 2005, Registration Statement No. 333-129145, and the Company's Registration Statement on Form F-3, filed on May 10, 2007, Registration Statement No. 333-142794.

Euroseas Ltd. Announces Closing of Public Offering and Underwriters’ Exercise of Option to Purchase Additional Shares

July 5, 2007 Maroussi, Athens, Greece – Euroseas Ltd. (NASDAQ: ESEA), an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for drybulk and containerized cargoes, announced today the simultaneous closing of its 5,000,000 share follow-on public offering and the full exercise of the underwriters’ over-allotment option to purchase an additional 750,000 shares at a price of $13.50 per share. Net proceeds to Euroseas after underwriting discounts and estimated offering expenses were approximately $73 million. Euroseas shares are listed on the NASDAQ Global Market under the symbol “ESEA.”

As previously announced, the Company intends to use the net proceeds to acquire additional vessels in the drybulk and container sectors and for general corporate purposes. Oppenheimer & Co. Inc. acted as the lead manager in the offering and Ferris, Baker Watts, Incorporated, Cantor Fitzgerald & Co. and Fortis Securities LLC acted as co-managers.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on May 17, 2007. This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The common stock offering may be made only by means of a prospectus, copies of which may be obtained by contacting Oppenheimer & Co. Inc., 125 Broad Street, New York, NY 10004.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. As of January 31, 2007, Euroseas trades on the NASDAQ Global Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas’ operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

After the delivery of m/v Honor River and m/v Beauty River, expected to be delivered in August and September 2007, respectively, the Company will have a fleet of 13 vessels, including 2 Panamax drybulk carriers, 2 Handysize drybulk carriers, 1 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas’ 4 drybulk carriers have a total cargo capacity of 212,443 dwt, its 8 container ships have a cargo capacity of 13,093 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels or container ships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:
Visit our website www.euroseas.gr

Company Contact
Tasos Aslidis
Chief Financial Officer
Euroseas Ltd.
11 Canterbury Lane
Watchung, NJ 07069
Tel. (908) 301-9091
E-mail: aha@euroseas.gr

Investor Relations / Financial Media
Nicolas Bornozis
President
Capital Link, Inc.
230 Park Avenue, Suite 1536
New York, NY 10169
Tel. (212) 661-7566
E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated  July 09 2007

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

     President